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                                                                    EXHIBIT 23.2


                        CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
JB's Family Restaurants, Inc.

We consent to the inclusion of our report dated March 30, 1998 with respect to the balance sheets of JB's Family Restaurants, Inc. as of January 26, 1998 and January 27, 1997, and the results of its operations and its cash flows for the 18 weeks ended January 26, 1998, the 34 weeks ended September 22, 1997, the 28 weeks ended January 27, 1997, the 42 weeks ended July 15, 1996 and the 52 weeks ended September 25, 1995, which report appears in the Form 8-K of Santa Barbara Restaurant Group, Inc. dated November 13, 1998.

Our report refers to a business combination accounted for as a purchase that occurred on July 15, 1996, the result of which renders the financial information of the periods before and after the acquisition not comparable.

KPMG Peat Marwick LLP

Salt Lake City
November 13, 1998